PETROBRAS ARGENTINA S.A.

VIA EDGAR	January 14, 2013	.

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re.      Petrobras Argentina S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed May 15, 2012
File No. 333-155319

Dear Mr. Schwall:

By letter dated December 13, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the annual report on Form 20-F of Petrobras Argentina S.A. (the “Company”) for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”), which was filed with the Commission on May 15, 2012.  In response to the Staff’s comments, the Company submits the responses below.

For your convenience, the Company has reproduced below in italics the Staff’s comments and has provided responses immediately below the comments.

Oil and Gas Exploration and Production, page 25
Overview, page 25

Comment No. 1

1. We note your disclosure of the net quantities of your combined crude oil and natural gas reserves as barrels of oil equivalent on page 25 and elsewhere within your filing.  It does not appear that the basis of such equivalency is disclosed in Form 20-F as required by Instruction 3 to paragraph (a)(2) of Item 1202 in Regulation S-K.

Furthermore, we note an inconsistent use of terminology within your filing to refer to an aggregation of individual hydrocarbon products.  On page 25, you provide your combined crude oil and natural gas proved reserves as a single aggregate estimate in barrels of oil equivalent.  On page 32, you provide separate values for the average sales price of your oil and natural gas, but in that disclosure refer to the average sales price of oil as the price in pesos per barrel of oil equivalent.  On page 39, you provide your total proved developed and undeveloped reserves at fiscal year-end as barrels of oil equivalent, but disclose the progress made during the year to convert proved undeveloped reserves to proved developed reserves as barrels.

Please amend your filing to disclose the basis of equivalency in determining the barrels of oil equivalent and ensure the consistent use of the term throughout your filing.

Response to Comment No. 1

We use the term barrels of oil equivalent (boe) in certain portions of the 2011 Form 20-F to present aggregate volumes of oil and natural gas using a single unit of measure, as opposed to separately disclosing figures for oil in terms of barrels and of natural gas in terms of cubic feet, in order to simplify for investors our reserves and production disclosures.

For example, on page 25 of the 2011 Form 20-F, we use boe to quantify our combined crude oil and natural gas proved reserves, which together amount to 223 MMboe.  This same rationale applies to our presentation on page 28 of information about our aggregate proved oil and gas reserves attributable to operations in Bolivia.

We note for the Staff that the basis of equivalency for converting figures for gas from cubic feet to boe is explicitly set forth on page 4 of Exhibit 4.8 to the 2011 Form 20-F, where it is stated that “Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.”  In addition, we believe that this basis of equivalency can be determined based on information disclosed in certain other portions of the 2011 Form 20-F, including the following:

•
on page 36, where we provide a break-down of our overall crude oil and natural gas proved reserves of 223 MMboe, which figure includes 92.2 MMboe of liquid hydrocarbons and 784.5 billion cubic feet of natural gas; and

•
on page 38, where we provide tabular disclosure regarding our proved reserves that presents crude oil reserves in terms of barrels, natural gas reserves in terms of cubic feet, and an aggregate column that shows our combined reserves as measured in boe.

In our future Form 20-F filings, we will disclose this basis of consistency within the front part of the Form 20-F.

We take note of the Staff’s comments relating to pages 25, 32 and 39 of the 2011 Form 20-F, and we intend to adjust our future filings in order to ensure consistency in our use of boe terms.  In such filings, we will additionally expand our tabular disclosures on reserves, as set forth on pages 31 and 37 of the 2011 Form 20-F, in order to include an additional column that presents the volumes of our combined oil and natural gas reserves on a boe basis.

Reserves, page 36

Comment No. 2

2. On page 36, you disclose “DeGolyer and MacNaughton audited approximately 73% of our estimated reserves as of December 31, 2011.”  However, we note the third party report disclosed as Exhibit 4.8 states DeGolyer and MacNaughton “conducted a reserves evaluation” rather than an audit as defined in Item 1202(a)(9) of Regulation S-K.

Please tell us if the reserves contained in Form 20-F for the properties addressed in Exhibit 4.8 represent the net quantities estimated by Petrobras Argentina S.A. as audited by DeGolyer and MacNaughton or if the net quantities contained in Form 20-F are those as estimated by DeGolyer and MacNaughton.

Furthermore, if DeGolyer and MacNaughton performed a reserves audit or if the results of their evaluation were subsequently used in a manner consistent with a reserves audit as defined in Item 1202(a)(9) of Regulation S-K, please amend Exhibit 4.8 to opine on the reasonableness of the estimates prepared by Petrobras Argentina S.A. as required under Item 1202(a)(8)(ix) of Regulation S-K.

Response to Comment No. 2

During 2011, DeGolyer and MacNaughton performed an independent evaluation of our reserves, and the reserves contained in our Form 20-F for the properties addressed in Exhibit 4.8 are those as estimated by DeGolyer and MacNaughton.

We take note of the Staff’s comments relating to page 36 of the 2011 Form 20-F, and in our future Form 20-F and other filings we will ensure consistency between the terms used to describe the work performed by DeGolyer and MacNaughton and the third party reports filed as exhibits to such filings.

Comment No. 3

3. From your disclosure on page 38 and elsewhere within your filing, we note you combine your natural gas liquid (NGL) reserves with your oil and condensate reserves.  Please tell us how you have considered the requirements contained in FASB ASC 932-235-50-4 regarding the separate disclosure of reserve quantify information for natural gas liquids.  Also tell us if there was any NGL production for 2011 and if so, how you have considered the requirements to disclose information with regard to production by final product sold and the average sales price per unit of production as required in Item 1204(a) and Item 1204(b)(1) of Regulation S-K.

Response to Comment No. 3

We believe that we have complied with the application of FASB ASC 932-235-50-4 as it pertains to disclosure of reserve quantities of oil, condensate and natural gas liquids (NGL).  FASB ASC 932-235-50-4 provides that:

“Net quantities of an entity’s interests in proved oil and gas reserves, proved developed oil and gas reserves, and proved undeveloped oil and gas reserves of each of the following shall be disclosed as of the beginning and the end of the year:

a. Crude oil, including condensate and natural gas liquids (If significant, the reserve quantity information shall be disclosed separately for natural gas liquids.)

b. Natural gas …”

In combining our NGL reserves with our oil and condensate reserves, we have considered the following:

•
our NGL reserves as of December 31, 2011, 2010 and 2009 amounted to 3.6 million barrels, 3.8 million barrels and 5.8 million barrels, respectively, representing 3.9%, 3.5% and 4.0%, respectively, of our total crude oil, condensate and NGL reserves;

•
NGL production during 2011, 2010 and 2009 amounted to 0.376 million barrels, 0.382 million barrels and 0.381 million barrels, respectively, representing 2.2%, 2.1% and 1.8%, respectively, of our total crude oil, condensate and NGL production; and

•	NGL sales during 2011, 2010 and 2009 comprised 0.8%, 0.8% and 1.4%, respectively, of the total net sales of our exploration and production business segment.

Based on the above figures with respect to reserves, production and net sales, we believe NGL to not be significant for ASC 932-235-50-4 purposes, and have therefore not disclosed them separately on page 38 or elsewhere in the 2011 Form 20-F.

For each future reporting period we will continue to monitor our NGL proved reserves, production and net sales relative to our total proved reserves, production and net sales, in order to determine whether such amounts are sufficiently significant to be disclosed separately.

Comment No. 4

4. On page 39, you disclose that 17.9 MMboe (or approximately 18.3%) of your proved undeveloped reserves at December 31, 2011 have already been on the books for more than five years since initial disclosure.  In addition, you disclose that 7% (or approximately 6.8 MMboe) of your proved undeveloped reserves will not be developed within the next five years from December 31, 2011.

Please tell us if there are any additional proved undeveloped reserves not addressed by the disclosure noted above that will remain undeveloped for five or more years between the time of initial disclosure and the time they are planned for development.  In response, your analysis should address those proved undeveloped reserves, if any, that:

•	were disclosed prior to December 31, 2011 but have not been on the books for five or more years and

•	are planned for development within the five year period beginning December 31, 2011 but

•	will be on the books for five or more years between the time of initial disclosure and the time of development.

Additionally, please tell us what specific circumstances you consider justify the classification of your reserves as proved undeveloped for the situations where you acknowledge it will take five or more years to develop those reserves from the date of their initial disclosure.

Response to Comment No. 4

In Argentina, we have 12 MMboe of proved undeveloped reserves which are not addressed by the disclosure on page 39 of the 2011 Form 20-F that we expect will remain undeveloped for five or more years between the time of initial disclosure and the time they are planned for development.  This is due to the fact that such reserves are mainly located in gas fields where activity has been scheduled so as to maintain production levels in accordance with contracts and installed facilities.

In addition, we note that in Venezuela there are no additional proved undeveloped reserves not addressed by the disclosure on page 39 that we expect will remain undeveloped for five or more years between the time of initial disclosure and the time they are planned for development.

In future filings, we will clarify the disclosures cited in the Staff’s comments, as well as the fact that the total amount of our undeveloped reserves corresponds to wells within one offset of proved developed reserves and fields with current production and facilities already built.

Refining and Distribution, page 42
Distribution Division, page 43

Comment No. 5

5. You state on page 44 that you manufacture, market, and sell the Lubrax brand of lubricants.  It appears from your website that you sell Lubrax products in Cuba, among other countries.  Your Form 20-F does not include disclosure regarding operations associated with Cuba.  Cuba is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through direct or indirect arrangements.  Your response should describe any products or services that you have provided or intend to provide into Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Cuba or entities it controls.

Response to Comment No. 5

We did not include disclosure relating to operations with Cuba in the 2011 Form 20-F because the Company does not have any past, current or anticipated operations associated with such country, with respect to Lubrax brand products or otherwise.  The reference on our website that you have described is mistaken, and we have revised the information on our website in order to properly reflect this fact.

Comment No. 6

6. Please discuss for us the materiality of your contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Response to Comment No. 6

As described in our response to Comment No. 5 above, the Company does not have any past, current or anticipated operations associated with Cuba.  We therefore do not believe there to be any related material investment risk for our security holders.

Exhibit 4.8

Comment No. 7

7. Petrobras Argentina S.A. discloses on page 39 of Form 20-F that their “estimated reserves in Argentina are stated before royalties.”  Page 1 of your report states the “reserves included herein are expressed as net reserves” where you further state “net reserves are defined as that portion of the gross reserves attributable to the interests owned by Petrobras Argentina S.A. after deducting all interests owned by others.”

Please tell us if the net proved reserves shown in tabular form on page 4 of your report are also stated before royalties.  If so, please amend your report to state the reserves included therein are before royalties and include the appropriate justification for such treatment.

Response to Comment No. 7

Based upon discussions with DeGolyer and MacNaughton, we inform the Staff that statutory royalties in Argentina are paid in cash (not in kind), that the royalties related to these reserves are based on an average of 12.9% of the wellhead value of the hydrocarbon production, and that such royalties are effectively treated as taxes on production in the calculation of standardized measure of value. We confirm for the Staff that net reserves have therefore not been reduced in consideration of royalty obligations.

In our future filings, DeGolyer and MacNaughton intends to adjust its third party reports in order to clarify the fact that reserves in Argentina are stated before royalties, as described on pages 39 and F-84 of the 2011 Form 20-F.

Comment No. 8

8. We note the net proved reserves shown in tabular form on page 4 of your report combine your estimates of natural gas liquid (NGL) reserves with your estimates of crude oil and condensate reserves.  Please tell us how you have considered the requirements contained in FASB ASC 932-235-50-4 regarding the separate disclosure of reserve quantify information for natural gas liquids.

Response to Comment No. 8

Based upon discussions with DeGolyer and MacNaughton, we inform the Staff that in the third party report filed as Exhibit 4.8 to the 2011 Form 20-F, estimates of NGL reserves were combined with estimates of oil and condensate reserves due to the fact that as of December 31, 2011 NGL reserves constituted less than 4% of our total proved crude oil, condensate and NGL reserves, and were thus considered not to be significant.

Please see our response to Comment No. 3 above for a further description of how we assess significance with respect to NGL.

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, or require any additional information, please do not hesitate to contact Diego Gully or Gabriel Scagnetti of Petrobras Argentina S.A. at (5411) 4344 6571 or Andrés de la Cruz of Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2208.

Very truly yours,

PETROBRAS ARGENTINA S.A.

/s/ Luis Miguel Sas
By: Luis Miguel Sas
Title: Chief Financial Officer

c.c.	Diego Gully – Petrobras Argentina S.A. Gabriel Scagnetti – Petrobras Argentina S.A. Claudio Martin – Petrobras Argentina S.A.

Andrés de la Cruz – Cleary Gottlieb Steen & Hamilton LLP